450 Wireless Blvd.

Hauppauge, New York 11788

Jennifer Farrell

Paralegal

Direct Telephone: (631) 470-2663

Fax: (631) 470-2701

E-mail :jenniferf@geminifund.com

February 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 RE:  NORTH COUNTRY FUNDS

File Nos. 333-45664; 811-10123

Ladies and Gentlemen:

Enclosed for filing, please find an amendment to the fidelity bond policy, as previously filed pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, on January 25, 2006 (filing no: 0000910472-07-000030), for the above referenced investment company.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (631) 470-2663.

Very truly yours,

Jennifer Farrell

Encl.

RIDER

To be attached to and form part of Investment Company Bond, No. FI 0239988 The North Country Funds

In favor of

It is agreed that:

1.

The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

Item 2.	Bond Period: from 12:01 a.m. on	December 21, 2006	to 12:01 a.m. on	December 21, 2007
	Standard Time	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)
Item 3.	Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability.  If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES	Limit of Liability	Deductible
I.	Employee	$	$
II.	Premises	$	$
III.	Transit	$	$
IV.	Forgery or Alteration	$	$
V.	Securities	$	$
VI.	Counterfeit Currency	$	$
VII.	Computer Systems Fraudulent Entry	$	$
VIII.	Voice Initiated Transaction	$	$
IX.	Telefacsimile Transfer Fraud	$	$
X.	Uncollectible Items of Deposit	$	$
XI.	Audit Expense	$	$
XII.	Stop Payment	$	$
XIII.	Unauthorized Signatures	$	$

Optional Coverages:
		$	$
		$	$
		$	$

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company."

2.

This rider applies to loss sustained at any time but discovered after 12:01 a.m. on December 21, 2006 standard time.

AMEND DECLARATIONS PAGE –DISCOVERY RIDER

ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

ADOPTED MAY 2003

Form F-6004-0